Exhibit 3

Sears 3333 Beverly Road Hoffman Estates, IL 60179 847-286-2650 (phone) Email: wcrowley@searshc.com
William C. Crowley Executive Vice President

February 28, 2008

Special Committee of the Board of Directors of Restoration Hardware, Inc. 15 Koch Road, Suite J Corte Madera, CA 94925 Attention: Ray Hemmig

Dear Mr. Hemmig:

We hereby confirm our interest in an acquisition of Restoration Hardware, Inc. on the terms set forth below. Subject to the satisfactory updating of our due diligence efforts and the negotiation of definitive documents, we would be interested in pursuing a transaction that would provide your stockholders $4.55 per share in cash via tender offer and would contemplate entering into a merger agreement on terms substantially similar to those previously discussed.

In furtherance of updating our due diligence efforts, we would like to schedule a meeting between senior members of our respective management teams during the week of March 3, 2008. We would also like to have a meeting with your lender, Bank of America.

We continue to believe that our proposal, as modified, would provide a compelling opportunity for all of your stockholders to realize significant value for their shares in an all cash transaction. The structure of our proposal would enable all of your stockholders to realize value for their shares very promptly with less execution and other risk than the transaction contemplated by your agreement with Catterton Partners. We would expect the Board to consider the execution risk posed by Catterton Partners who has already threatened to walk from the previous agreement without an allegation of a contractual breach resulting in a lowering of the transaction price by 33%.

In furtherance of our commitment to closing the transaction and in order to provide your board and your stockholders with greater assurances that our transaction would close at the agreed-upon price, we would be willing to increase the reverse break-up fee by $5 million above that currently provided for in your transaction with Catterton Partners resulting in a total reverse break-up fee of $15.68 million.

This letter supersedes the proposal set forth in our letter of November 23, 2007.

We hope that you will recognize the benefits of a transaction along the lines that we have proposed as we believe that this would be in the best interests of Restoration Hardware, its stockholders, customers and employees. We stand ready and willing to complete this transaction quickly and look forward to doing so.

Sincerely,

/s/ William C. Crowley

William C. Crowley